SCHEDULE 13D/A

CUSIP No: 464288778

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction	Shares Purchased(Sold)	Price per Share
01/25/07	6,935	50.98
01/26/07	28,747	50.93

* Initial Filing on 1/26/07. No transactions in the shares since filing. The percentage decrease below 20% is the result of the outstanding shares increasing from 550,000 to 600,000.